

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2021

Samuel L. Hillard
Chief Financial Officer
Glatfelter Corp
4350 Congress Street
Suite 600
Charlotte, NC 28209

      Re: Glatfelter Corp
          S-3 filed June 4, 2021
          File No. 333-256819

Dear Mr. Hillard:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact SiSi Cheng at 202-551-5004 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing

cc: Lona Nallengara, Esq.